EXHIBIT (h)(4)

SHAREHOLDER SERVICING PLAN OF

EATON VANCE VARIABLE TRUST

     SECTION 1. Upon the recommendation of the Eaton Vance Variable Trust’s distributor, Eaton Vance Distributors, Inc. (the "Distributor") of shares of each series of the Trust (the "Shares"), any officer of Eaton Vance Variable Trust (the "Trust”) is authorized to execute and deliver, in the name and on behalf of the Trust, written agreements, in substantially the form attached hereto or in any other form duly approved by the Trust's Board of Trustees ("Servicing Agreements"), with certain organizations which may hold omnibus accounts on behalf of shareholders of various series of the Trust (“Service Organizations”). Such Servicing Agreements shall require the Service Organizations to provide certain support services on behalf of the Trust as set forth therein to their clients who beneficially own Shares in consideration of a fee, computed daily and paid monthly in the manner set forth in the Servicing Agreements, at an annual rate not to exceed 0.25% of the average daily net asset value of Shares held by the Service Organizations on behalf of their clients. All expenses incurred by the Trust in connection with the Servicing Agreements and the implementation of this Shareholder Servicing Plan ("Plan") shall be borne entirely by the holders of Shares.

     SECTION 2. So long as this Plan is in effect, the Distributor shall provide periodically to the Trust's Board of Trustees a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

     SECTION 3. This Plan shall become effective upon the approval of the Plan by a majority of the Trust's Trustees who are not "interested persons" as defined in the Investment Company Act of 1940 (the "Act") of the Trust and have no direct or indirect financial interest in the operation of this Plan or in any Servicing Agreements or other agreements related to this Plan (the "Disinterested Trustees"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan (and form of Servicing Agreement.)

     SECTION 4. This Plan shall continue until terminated pursuant to Section 6 below.

     SECTION 5. This Plan may be amended at any time by the Trust's Board of Trustees, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 3.

     SECTION 6. This Plan is terminable at any time by vote of a majority of the Disinterested Trustees.

     SECTION 7. The Trust has adopted this Plan as of November 13, 2006